Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated September 28, 2012

Registration Statement No. 333-183750

Relating to

Preliminary Prospectus Supplement Dated September 25, 2012 and

Prospectus dated September 18, 2012

Miller Energy Resources, Inc.

PRICING TERM SHEET

10.75% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

September 28, 2012

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Miller Energy Resources, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 25, 2012 and the Company’s Registration Statement (File No. 333-183750). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 10.75% Series C Cumulative Redeemable Preferred Stock, including the final size of the offering.

Issuer:	Miller Energy Resources, Inc.

Security:	10.75% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”)

Number of Shares Offered:	685,000 shares

Joint Book-Running Managers:	MLV & Co. LLC
Maxim Group LLC

Co-Managers:	National Securities Corporation
Williams Financial Group

Best Efforts	The underwriters are selling the shares of Series C Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement.

Expected Ticker/ Exchange	“MILLprC”/New York Stock Exchange

Public Offering Price:	$23.00 per share

Underwriting Discount and Commissions:	$1.61 per share; $1,102,850 total

Net Proceeds to the Company, before expenses:	$14,652,150 after deducting the underwriting discount

Liquidation Preference	$25.00 per share

Dividend Rate:	10.75% of the $25 liquidation preference per share per annum (equivalent to $2.6875 per share per annum).

Penalty Dividend Rate:	12.75% of the $25 liquidation preference per share per annum (equivalent to $3.1875 per share per annum).

Dividend Payment Dates:	1st of December, March, June and September, commencing December 1, 2012

Trade Date:	September 28, 2012

Expected Settlement Date:	October 5, 2012 (T+5)

Optional Redemption:	The Series C Preferred Stock is not redeemable until November 1, 2017, except as described below under “—Special Optional Redemption” and under “—Conversion Rights; Market Trigger; Conversion and Redemption.”

On and after November 1, 2017 we may, at our option, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption. Any partial redemption of the Series C Preferred Stock will be on a pro rata basis.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), provided no Limiting Document (as defined in the Preliminary Prospectus Supplement) may prohibit it, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), we have provided notice of our election to redeem some or all of the shares of Series C Preferred Stock (whether pursuant to our optional redemption right described above or this special optional redemption right), the holders of Series C Preferred Stock will not have the Change of Control Conversion Right described below under “—Conversion Rights” with respect to the shares of Series C Preferred Stock called for redemption. Please see the section entitled “Description of the Series C Preferred Stock—Redemption—Special Optional Redemption” in the Preliminary Prospectus Supplement. Notwithstanding the foregoing, holders shall always have the right, up to any applicable redemption date, to convert the Series C Preferred Stock into our common stock at a conversion price of $10.00 per share, as such conversion price may be adjusted.

Conversion Rights:	Each outstanding share of Series C Preferred Stock shall be convertible at any time at the option of the holder into that number of whole shares of our common stock as is equal to $25.00 per share, plus accrued and unpaid dividends, divided by an initial conversion price of $10.00. The initial conversion price and the conversion price as adjusted are referred to as the “Conversion Price.” A share of Series C Preferred Stock called for redemption shall be convertible into shares of our common stock up to and including, but not after, the close of business on the date fixed for redemption unless we default in the payment of the amount payable upon redemption.

Upon the occurrence of a Change of Control, in addition to the conversion right noted in the above paragraph, each holder of Series C Preferred Stock will have the right subject to our election to redeem the Series C Preferred Stock in whole or part, as described above under “—Optional Redemption” or “—Special Optional Redemption,” prior to the Change of Control Conversion Date to convert some or all of the Series C Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series C Preferred Stock equal to the lesser of:

• the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series C Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date (as defined Preliminary Prospectus Supplement) and prior to the corresponding dividend payment date (as defined Preliminary Prospectus Supplement) for the Series C Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined Preliminary Prospectus Supplement); and

• 9.51 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of our common stock;

in each case, on the terms and subject to the conditions described in this prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the Preliminary Prospectus Supplement.

Market Trigger Conversion and Redemption	At any time, we, at our option, may cause the Series C Preferred Stock to be converted in whole or in part, on a pro rata basis, into fully paid and nonassessable shares of common stock at the Conversion Price (as defined in the Preliminary Prospectus Supplement) if the Closing Bid Price (as defined in the Preliminary Prospectus Supplement) of the Common Stock shall have equaled or exceeded 150% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending three days prior to the date of notice of conversion (such event, the “Market Trigger”). Any shares of Series C Preferred Stock so converted shall be treated as having been surrendered by the holder thereof for conversion on the date of such mandatory conversion (unless previously converted at the option of the holder). We may, at our option, redeem the Series C Preferred Stock for cash equal to $25.00 per share plus accrued and unpaid dividends, if the Market Trigger has occurred in the period ending three days prior to the date of notice of redemption (unless previously converted at the option of the holder).

CUSIP/ISIN:	600527 204/ US6005272041

As used in this free writing prospectus, references to the “Company,” “issuer,” “us,” “our” and “we” mean Miller Energy Resources, Inc., together with its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling MLV & Co. LLC at 1-212-542-5882 or Maxim Group LLC at 1-212-895-3695.